SCHEDULE 13G

Amendment No. 4
NEW ORIENTAL ED & TECH GRP INC
COMMON STOCK
Cusip #G6470A108
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #G6470A108
Item 1: 	   	Reporting Person - FIL Limited
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Bermuda
Item 5: 	   	2,163,125
Item 6: 	   	0
Item 7: 	   	2,254,613
Item 8: 	   	0
Item 9: 	   	2,254,613
Item 11: 	   	1.425%
Item 12: 	   	FI
Cusip #G6470A108
Item 1: 	   	Reporting Person - Pandanus Partners, L.P.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	2,254,613
Item 8: 	   	0
Item 9: 	   	2,254,613
Item 11: 	   	1.425%
Item 12: 	   	PN
Cusip #G6470A108
Item 1: 	   	Reporting Person - Pandanus Associates, Inc.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	2,254,613
Item 8: 	   	0
Item 9: 	   	2,254,613
Item 11: 	   	1.425%
Item 12: 	   	CO

Item 1(a). 	    	Name of Issuer:

  	  	          	NEW ORIENTAL ED & TECH GRP INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	No. 6 Hai Dian Zhong Street
9th Floor
  	  	          	Beijing, F4 100080
  	  	          	CN

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FIL Limited

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,
HM19

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 G6470A108

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FIL Limited, is a non-U.S. institution in accordance with
Section 240.13d-1(b)(1)(ii)(J).   (Note:  See Exhibit A).


  	    	If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify type of institution: Parent holding or control person.

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	2,254,613

  	  	     	(b)    Percent of Class: 	1.425%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
2,163,125

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	2,254,613

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0



Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	If this statement is being filed to report the fact that as
of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of NEW ORIENTAL ED & TECH GRP INC.
No one other person's interest in the COMMON STOCK of NEW ORIENTAL ED &
TECH GRP INC is more than five percent of the total outstanding COMMON
STOCK.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



In as much as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 13, 2018
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries*



        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on January 11, 2016, accession number: 0000318989-16-000061.



Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FIL INVESTMENT MANAGEMENT (HONG KONG) LIMITED 	FI
FIL INVESTMENT MANAGEMENT (SINGAPORE) LIMITED 	FI
FIL INVESTMENTS INTERNATIONAL 	FI
FIL LIMITED 	FI



                Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported on this
Schedule 13G.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 13, 2018, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of NEW ORIENTAL ED & TECH GRP INC at December 29, 2017.


  	FIL Limited

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

  	Pandanus Partners, L.P.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.*

  	Pandanus Associates, Inc.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of Pandanus Associates, Inc.*



        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on January 11, 2016, accession number: 0000318989-16-000061.